Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,					Three Months Ended March 28, 2010
(dollars in thousands)	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges
Earnings:
Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 7,499	$ 21,208	$ 32,454	$ (89,852)	$ (75,108)	$ (10,577)
Add:
Fixed charges (1):
Interest expensed	94	155	-	144	110	32
Interest on rental expenses	918	1,223	981	1,288	1,090	263
Total fixed charges	$ 1,012	$ 1,378	$ 981	$ 1,432	$ 1,200	$ 295

Total earnings (loss) for computation of ratio	$ 8,511	$ 22,586	$ 33,435	$ (88,420)	$ (73,908)	$ (10,282)

Ratio of earnings to fixed charges (2)	8x	16x	34x	-	-	-

______________

(1)	Fixed charges include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor.
(2)

Due to our losses in the years ended December 31, 2008, December 31, 2009, and the three months ended March 28, 2010, the ratio coverage was less than 1:1. Additional earnings of $89.8 million, $75.1 million, $10.5 million for the years ended December 31, 2008, December 31, 2009, and the three months ended March 28, 2010, respectively, would have been required to achieve a ratio of 1:1.